ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. 4th Quarter 2023 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 4th quarter of 2023 ending December 31, 2023, are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: • Press Presentation on the quarterly result, scheduled for 02/06/2024 at 07:00 a.m. (EST) (Attachment 01); • Presentation of the virtual meeting on the quarterly result, scheduled for Tuesday, 02/06/2024 at 08:00 a.m. (EST) (Attachment 02); • Institutional Presentation of the 4th quarter of 2023 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have. São Paulo ‐ SP, February 06, 2024. Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence

Attachment 01 (portuguese only)

Destaques do trimestre consolidado (1) Margem financeira sensível a spread, excluindo a margem financeira de capital de giro próprio. (2) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização. 0,2 p.p. 0,5 p.p. 4,4% Pessoas Físicas 2,8% Consolidado

Carteira de crédito em R$ bilhões ¹ (1) Inclui títulos privados. dez/23 set/23 D dez/22 D Pessoas físicas 415,9 408,0 1,9% 399,3 4,1% Cartão de crédito 135,5 127,7 6,1% 135,1 0,3% Crédito pessoal 60,6 60,7 -0,2% 53,3 13,7% Crédito consignado 73,4 73,8 -0,6% 73,4 0,0% Veículos 33,2 32,8 1,4% 31,6 5,1% Crédito imobiliário 113,2 112,9 0,2% 106,0 6,8% Micro, pequenas e médias empresas 180,3 175,6 2,6% 174,2 3,5% Grandes empresas 374,8 370,4 1,2% 344,7 8,7% Total Brasil 971,0 954,0 1,8% 918,2 5,7% América Latina 205,5 209,2 -1,8% 223,2 -8,0% Total 1.176,5 1.163,2 1,1% 1.141,5 3,1% Total (ex-variação cambial) 1.176,5 1.155,5 1,8% 1.117,7 5,3% Guidance 2023 vs. realizado carteira de crédito total 3,1% Crédito consignado INSS Órgãos públicos 1,3% 0,6% - + 3,5% 9,2% - + Empresas privadas + 1,5% + 10,2% dez/23 – set/23 dez/23 – dez/22 Carteira renegociada dez/23 vs set/23 - 1,9 bi - 4,6% D R$ D % Consolidado entre 5,7% e 8,7% 4 Corporativo | Interno 25,6 22,5 23,2 26,3 -3,0 -0,1 0,1 0,1 0,2 0,3 3,1 3T23 Capital de Giro Próprio e outros 3T23 Argentina Operações Sensíveis a Spreads 3T23 Mix de produtos Volume médio Spreads e margem de passivos América Latina (ex- Argentina) e outros Operações Sensíveis a Spreads 4T23 Capital de Giro Próprio e outros 4T23 4T23 Variação em R$ bilhões

Margem financeira sensível a spread, excluindo a margem financeira de capital de giro próprio. (2) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização. 0,2 p.p. 0,5 p.p. 4,4% Pessoas Físicas 2,8% Consolidado 3 Corporativo | Interno Carteira de crédito PF - Personnalité e Uniclass Base 100 – Dez/22 100 103 107 111 116 dez/22 mar/23 jun/23 set/23 dez/23 Carteira de crédito em R$ bilhões ¹ (1) Inclui títulos privados. dez/23 set/23 D dez/22 D Pessoas físicas 415,9 408,0 1,9% 399,3 4,1% Cartão de crédito 135,5 127,7 6,1% 135,1 0,3% Crédito pessoal 60,6 60,7 -0,2% 53,3 13,7% Crédito consignado 73,4 73,8 -0,6% 73,4 0,0% Veículos 33,2 32,8 1,4% 31,6 5,1% Crédito imobiliário 113,2 112,9 0,2% 106,0 6,8% Micro, pequenas e médias empresas 180,3 175,6 2,6% 174,2 3,5% Grandes empresas 374,8 370,4 1,2% 344,7 8,7% Total Brasil 971,0 954,0 1,8% 918,2 5,7% América Latina 205,5 209,2 -1,8% 223,2 -8,0% Total 1.176,5 1.163,2 1,1% 1.141,5 3,1% Total (ex-variação cambial) 1.176,5 1.155,5 1,8% 1.117,7 5,3% Guidance 2023 vs. realizado carteira de crédito total 3,1% Crédito consignado INSS Órgãos públicos 1,3% 0,6% - + 3,5% 9,2% - + Empresas privadas + 1,5% + 10,2% dez/23 – set/23 dez/23 – dez/22 Carteira renegociada dez/23 vs set/23 - 1,9 bi - 4,6% D R$ D % Consolidado entre 5,7% e 8,7% 4 Corporativo | Interno 25,6 22,5 23,2 26,3 -3,0 -0,1 0,1 0,1 0,2 0,3 3,1 3T23 Capital de Giro Próprio e outros 3T23 Argentina Operações Sensíveis a Spreads 3T23 Mix de produtos Volume médio Spreads e margem de passivos América Latina (ex- Argentina) e outros Operações Sensíveis a Spreads 4T23 Capital de Giro Próprio e outros 4T23 4T23 Variação em R$ bilhões Margem financeira com clientes (1) Inclui o capital alocado às áreas de negócio (exceto tesouraria), além do capital de giro da corporação; (2) Mudança na composição dos ativos com risco de crédito entre períodos no Brasil; (3)América latina e outros considera operações estruturadas do atacado. Margem com clientes Margem com clientes ajustada ao risco Margem média anualizada Brasil Margem média anualizada consolidado R$ 0,7 bi (+3,3%) ¹ 2 ¹ 3 8,7% 8,7% 8,8% 8,9% 9,0% 5,1% 5,3% 5,4% 5,6% 5,8% 4T22 1T23 2T23 3T23 4T23 9,4% 9,4% 9,6% 9,7% 9,8% 5,3% 5,6% 5,6% 5,9% 6,2% 4T22 1T23 2T23 3T23 4T23 4

Receita de serviços e resultado de seguros ¹ em R$ bilhões Administração de recursos Guidance 2023 vs. realizado serviços e resultado de seguros Consolidado entre 4,7% e 6,7% 5,3% Seguros3 (evolução vs 2022) resultado recorrente 19,6% prêmios ganhos 11,2% Adquirência Receitas 20,4% Valor transacionado 17,5% (evolução vs 2022) ² 4T23 3T23 D 2023 2022 D Cartões de crédito e débito 4,6 4,2 9,4% 16,9 15,1 11,6% Emissão 3,4 3,0 12,0% 12,3 11,3 8,6% Adquirência 1,2 1,2 2,6% 4,6 3,8 20,4% Conta corrente 1,6 1,6 -0,9% 6,7 7,3 -8,7% Administração de recursos 1,5 1,5 5,8% 6,0 5,8 1,9% Assessoria econômico-financeira e corretagem 1,0 1,0 4,1% 3,5 3,3 6,8% Operações de crédito e garantias prestadas 0,7 0,7 1,3% 2,6 2,7 -2,2% Serviços de recebimento 0,5 0,5 1,6% 2,0 1,9 3,5% Outros 0,5 0,4 9,8% 1,7 1,6 4,0% América Latina (ex-Brasil) 0,7 0,8 -7,4% 3,3 3,3 -1,1% Receitas de serviços 11,2 10,7 4,7% 42,6 41,1 3,6% Resultado de seguros, previdência e capitalização 2,3 2,2 4,1% 8,6 7,5 14,5% Serviços e seguros 13,5 12,9 4,6% 51,2 48,6 5,3% Captação líquida 2023 x 2022 7,4% 4T23 x 3T23 70,1% (1) Considera receitas de administração de fundos e de administração de consórcios; (2) Inclui as receitas de seguros, previdência e capitalização, após as despesas com sinistros e de comercialização; (3) operações de seguros nos produtos de bancassurance nos ramos de vida, patrimoniais, de crédito e seguros de terceiros.

Qualidade do crédito Brasil Brasil Impacto cessão de créditos¹ consolidado consolidado +0,10 p.p. 3,0% 3,1% 2,7% 2,2% 2,3% 2,3% 2,3% 2,6% 2,5% 2,6% 2,7% 2,8%2,9% 2,9% 3,0%3,0% 2,8% 3,4% 3,5% 3,2% 2,6% 2,7% 2,7% 2,7% 2,8% 2,8% 2,9% 3,0% 3,2% 3,4% 3,4% 3,5% 3,5% 3,2% 1,9% 2,0% 1,4% 1,2% 1,3% 1,5% 1,4% 2,0% 1,6% 1,6% 1,7% 1,3% 1,3% 1,4% 1,3% 1,3% 1,4% dez/19mar/20 jun/20 set/20 dez/20mar/21 jun/21 set/21 dez/21mar/22 jun/22 set/22 dez/22mar/23 jun/23 set/23 dez/23 4,8% 5,1% 5,0% 4,3% 4,2% 3,9% 3,6% 3,6% 3,8% 4,1% 4,4% 4,7%4,9%4,9%4,9% 4,9% 4,4% 2,3% 2,3% 2,0% 1,4% 1,7% 2,5% 2,6%2,6% 2,3% 2,3% 2,2% 2,3% 2,4% 2,3% 2,5% 2,6% 2,6% 0,5% 1,1% 0,7% 0,5% 0,4%0,4% 0,3% 1,1% 0,5% 0,5% 0,1% 0,1% 0,0% 0,1% 0,1% 0,1% 0,1% dez/19mar/20 jun/20 set/20 dez/20mar/21 jun/21 set/21 dez/21mar/22 jun/22 set/22 dez/22mar/23 jun/23 set/23 dez/23 3,1% 3,5% 2,4% 3,0% 2,4% 2,8% 2,6% 2,4% 2,7% 3,1% 3,1% 3,2% 3,2% 3,5% 3,4% 3,2% 3,2% 1,6% 1,9% 1,0% 1,1% 1,8% 1,6% 1,4% 1,3% 1,2% 1,6% 1,6% 1,5% 1,6% 1,8% 1,8% 1,7% 1,8% 1,2% 0,7% 0,9% 0,7% 0,6%0,5% 0,8% 0,2% 0,2% 0,2% 0,1% 0,1% 0,2% 0,2% 0,3% 0,2% 0,0% dez/19mar/20 jun/20 set/20 dez/20mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22mar/23 jun/23 set/23 dez/23 (1) No quarto trimestre de 2023, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de dezembro/23 no valor de R$ 198 milhões da carteira de pessoas físicas, de R$ 22 milhões da carteira de micro, pequenas e médias empresas e de R$ 125 milhões da carteiras de grandes empresas.

Despesas não decorrentes de juros Variação com destaque para investimentos 2023 vs.2022 (54,6) América Latina Brasil 2022 2022 América Latina 8,8 (45,8) (8,5) Core: (0,7) | 1,6% Negócios e tecnologia (3,1) Brasil 2023 (49,7) Programa eficiência 1,4 2023 (58,1) Brasil com investimentos (48,9) (2,2) Transacionais e demais Investimentos 1 em R$ bilhões Consolidado Brasil índice de eficiência 2019 2020 2021 2022 2023 guidance 2023 vs. realizado despesas não decorrentes de juros Consolidado 6,5% entre 4,0% e 8,0% Guidance 2023 vs. realizado despesas não decorrentes de juros Consolidado entre 4,0% e 8,0% 6,5% em R$ bilhões 4T23 3T23 D 2023 2022 D Despesas de pessoal (6,6) (6,6) -1,5% (25,3) (22,6) 11,8% Despesas administrativas e outras (6,6) (6,0) 10,0% (24,4) (23,2) 5,3% Total - Brasil (13,2) (12,7) 4,0% (49,7) (45,8) 8,5% América Latina (ex-Brasil) (2,2) (2,1) 4,7% (8,5) (8,8) -4,0% Despesas não decorrentes de juros (15,3) (14,7) 4,1% (58,1) (54,6) 6,5% (1) Considera despesas operacionais, despesas de provisão e outras despesas tributárias (Inclui IPTU, IPVA, IOF e outros). Não inclui PIS, COFINS e ISS.

Capital Capital principal (CET I) - set/23 Lucro líquido, dividendos e juros sobre capital próprio Índice de capital nível I - dez/23 11,3% 13,1% + 0,51% Ativos ponderados pelo risco1 - 0,09% 1,5% 13,7% 15,2% + 0,16% Ajustes prudenciais e patrimoniais Índice de capital nível I pro forma dez/23 – após pagamento de dividendos 1T24 1,5% 12,8% 14,3% Distribuição de Juros sobre Capital Próprio e Dividendos em 2023 60,3% Payout Em R$ bilhões 8

9 Corporativo | Interno (1) Inclui garantias financeiras prestadas e títulos privados; (2) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (3) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização. (4) Considera ajuste pro forma em 2023 pela venda do Banco Itaú Argentina. Consolidado Carteira de crédito total¹ Margem financeira com clientes Custo do crédito² Margem financeira com o mercado Receita de prestação de serviços e resultado de seguros³ Despesas não decorrentes de juros Alíquota efetiva de IR/CS Crescimento entre 6,5% e 9,5% Entre 29,5% e 31,5% Crescimento entre 4,0% e 7,0% Crescimento entre 5,0% e 8,0% Entre R$ 33,5 bi e R$ 36,5 bi Entre R$ 3,0 bi e R$ 5,0 bi Crescimento entre 4,5% e 7,5%

Attachment 02

Quarter highlights consolidated 4Q23 vs. 3Q23 Change Quarter highlights consolidated (1) Spread sensitive financial margin, excluding our own working capital financial margin. (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses.